UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 29

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADBURY PLC

(Name of Subject Company (Issuer))

KRAFT FOODS INC.

(Name of Filing Persons (Offerors))

Ordinary Shares of 10p each

(Including Ordinary Shares Represented by American Depositary Shares,

each representing four Ordinary Shares of 10p each)

(Title of Class of Securities)

127209302

12721E102

(CUSIP Number of Class of Securities)

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Barbara L. Becker

Andrew L. Fabens

James J. Moloney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This Amendment No. 29 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as subsequently amended from time to time, by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”). The Schedule TO relates to the offer by Kraft Foods to acquire all outstanding ordinary shares of 10 pence each (“Cadbury ordinary shares”) of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including those Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”), each of which represents four Cadbury ordinary shares. In the offer, Kraft Foods is offering 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”) in exchange for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury ADS, validly tendered and not withdrawn, upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange (as defined below) and the related revised Final Form of Acceptance and revised ADS Letter of Transmittal. As one Cadbury ADS represents four Cadbury ordinary shares, for each Cadbury ADS validly tendered and not withdrawn, the holder thereof will receive 2,000 pence in cash and 0.7496 shares of Kraft Foods common stock. The offer includes a mix and match election facility.

On January 29, 2010, Kraft Foods filed with the SEC Amendment No. 3 to its Registration Statement on Form S-4 (file
no. 333-163483) relating to the offer (as amended, the “Registration Statement”). The terms and conditions of the offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Prospectus/Offer to Exchange”), and the related revised Final Form of Acceptance and revised ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(CC) and (a)(1)(GG), respectively, hereto.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information in the Prospectus/Offer to Exchange and the related revised Final Form of Acceptance and revised ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(CC) and
(a)(1)(GG), respectively, hereto, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Kraft Foods, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented as provided herein.

Expiration of the Offer

The offer expired at 8:00 a.m. New York City time (1:00 p.m. London time) on April 16, 2010. At the time of the offer’s expiration, Kraft Foods had acquired (by virtue of valid acceptances of the offer or by way of a compulsory acquisition) 1,395,157,731 Cadbury ordinary shares (including those Cadbury ordinary shares represented by Cadbury ADSs), representing approximately 99.97% of the outstanding Cadbury ordinary shares. Kraft Foods is initiating the procedures for a second compulsory acquisition pursuant to which it will acquire the remaining Cadbury ordinary shares it does not currently own.

Item 12. Exhibits.

See the Exhibit Index attached hereto.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KRAFT FOODS INC.

By:	/S/ IRMA VILLARREAL
	Name:	Irma Villarreal
	Title:	Chief Counsel and Assistant Corporate Secretary

Date: April 16, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Acceptance.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press release issued by Kraft Foods on December 4, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(1)(G)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(H)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(I)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.3 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(J)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 6, 2010).

(a)(1)(K)	Investor Presentation first used on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 12, 2010).

(a)(1)(L)	Press Release issued by Kraft Foods on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 13, 2010).

(a)(1)(M)	Revised Form of Acceptance.**

(a)(1)(N)	Revised Form of ADS Letter of Transmittal.**

(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(P)	Revised Form of Letter to Clients.**

(a)(1)(Q)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(1)(R)	Rule 2.5 Announcement dated January 19, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(1)(S)	Press release issued by Kraft Foods on January 22, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 22, 2010).

(a)(1)(T)	Press release issued by Kraft Foods on January 27, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 27, 2010).

(a)(1)(U)	Press release issued by Kraft Foods on January 30, 2010 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on February 1, 2010).

(a)(1)(V)	Press release issued by Kraft Foods on February 2, 2010 entitled “Offer by Kraft Foods Inc. for Cadbury plc - Offer Update - Offer Wholly Unconditional” (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 2, 2010).

(a)(1)(W)	Press release issued by Kraft Foods on February 2, 2010 entitled “Kraft Foods Succeeds in Offer for Cadbury plc” (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 2, 2010).

(a)(1)(X)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 3, 2010).

(a)(1)(Y)	Press release issued by Kraft Foods on February 5, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 5, 2010).

(a)(1)(Z)	Press release issued by Kraft Foods on February 10, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 10, 2010).

(a)(1)(AA)	Press release issued by Kraft Foods on February 15, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 16, 2010).

(a)(1)(BB)	Letter to Cadbury shareholders in the U.S. and Canada, dated February 15, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 16, 2010).

(a)(1)(CC)	Revised Final Form of Acceptance (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 16, 2010).

(a)(1)(DD)	Notice to Non-Assenting Shareholders, dated February 15, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 16, 2010).

(a)(1)(EE)	Press release issued by Kraft Foods on February 17, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 17, 2010).

(a)(1)(FF)	Press release issued by Kraft Foods on February 24, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 24, 2010).

(a)(1)(GG)	ADS Letter of Transmittal (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 25, 2010).

(a)(1)(HH)	Press release issued by Kraft Foods on March 3, 2010 (incorporated by reference to Kraft Foods Rule 425 Filing on March 3, 2010).

(a)(1)(II)	Press release issued by Kraft Foods on March 10, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 10, 2010).

(a)(1)(JJ)	Press release issued by Kraft Foods on March 17, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 17, 2010).

(a)(1)(KK)	Press release issued by Kraft Foods on March 24, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 24, 2010).

(a)(1)(LL)	Press release issued by Kraft Foods on March 31, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 31, 2010).

(a)(1)(MM)	Press release issued by Kraft Foods on April 1, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on April 1, 2010).

(a)(1)(NN)	Press release issued by Kraft Foods on April 7, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on April 7, 2010).

(a)(1)(OO)	Press release issued by Kraft Foods on April 14, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on April 14, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of Kraft Foods Class A common stock to be issued in the offer (incorporated by reference to Amendment No. 3 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 29, 2010).

(a)(5)(A)	Summary advertisement as published in The Wall Street Journal on December 4, 2009.*

(a)(5)(B)	Kraft Foods’ message to employees, dated December 4, 2009 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(5)(C)	Press release issued by Kraft Foods on December 15, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 15, 2009).

(a)(5)(D)	Transcript of Investor Conference Call held on January 19, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 21, 2010).

(a)(5)(E)	Advertisement as published in The Wall Street Journal on January 21, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 21, 2010).

(a)(5)(F)	Manager Communications Toolkit (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 2, 2010).

(a)(5)(G)	Kraft Foods’ message to employees, dated February 2, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 2, 2010).

(a)(5)(H)	Cadbury Global Town Hall Presentation (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 3, 2010).

(a)(5)(I)	Transcript of Cadbury Global Town Hall Meeting (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 4, 2010).

(a)(5)(J)	Transcript of Kraft Foods Global Town Hall Meeting (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 8, 2010).

(a)(5)(K)	Transcript of Cadbury Global Town Hall Meeting (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 9, 2010).

(a)(5)(L)	Press release issued by Kraft Foods on February 9, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 9, 2010).

(a)(5)(M)	Letter to Cadbury ADS holders (wherever located) who have not yet validly accepted the offer made by Kraft Foods (incorporated by reference to Kraft Foods’ Rule 425 Filing on February 25, 2010).

(a)(5)(N)	Press release issued by Kraft Foods on March 8, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 8, 2010).

(a)(5)(O)	Letter to Cadbury ADS holders (wherever located) who have not yet validly accepted the offer made by Kraft Foods (incorporated by reference to Kraft Foods’ Rule 425 Filing on March 8, 2010).

(a)(5)(P)	Letter to Cadbury shareholders in the U.S. and Canada and Cadbury ADS holders (wherever located) who have not yet validly accepted the offer made by Kraft Foods (incorporated by reference to Kraft Foods’ Rule 425 Filing on April 1, 2010).

(b)(1)	Acquisition and Refinancing Bridge Credit Agreement by and among Kraft Foods Inc., the lenders named therein and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., as joint bookrunners, and Citibank, N.A. and Deutsche Bank AG Cayman Islands Branch, as co-administrative agents (incorporated by reference to Exhibit 99.9 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(b)(2)	Amendment No. 1 to Acquisition and Refinancing Bridge Credit Agreement, dated as of January 18, 2010, among Kraft Foods Inc., Citibank, N.A. as Paying Agent, and the lenders named therein (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 19, 2010).

(b)(3)	Indenture, by and between Kraft Foods and Deutsche Bank Trust Company Americas (as successor trustee to The Bank of New York and The Chase Manhattan Bank), dated as of October 17, 2001 (incorporated by reference to Exhibit 4.1 to Kraft Foods’ Registration Statement on Form S-3 (Reg. No. 333-86478) filed with the SEC on April 18, 2002).

(b)(4)	Officers’ Certificate, dated February 8, 2010 (incorporated by reference to Exhibit 4.1(a) to Kraft Foods Inc. Form 8-K filed with the SEC on February 8, 2010).

(d)	Inducement Fee Agreement between Kraft Foods Inc. and Cadbury plc.**

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on December 4, 2009.
**	Incorporated by reference to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010.